

Mail Stop 3561

January 29, 2018

John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

      Re: **Albany International Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 1, 2017
              File No. 1-10026

Dear Mr. Cozzolino:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief
                    Office of Consumer Products